Exhibit 2.1

AGREEMENT OF PURCHASE AND SALE

by and between

TELLABS OPERATIONS, INC.,

a Delaware corporation,

as SELLER,

and

SELECT INCOME REIT,

a Maryland real estate investment trust,

as BUYER

i

ii

AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT OF PURCHASE AND SALE (as it may be amended from time to time, in accordance with the terms hereof, this “Agreement”) dated as of April 1, 2014 (the “Closing Date”), is made by and between TELLABS OPERATIONS, INC., a Delaware corporation (“Seller”), and SELECT INCOME REIT, a Maryland real estate investment trust (“Buyer”).

WITNESSETH:

WHEREAS, Seller is the owner of the Property (as hereinafter defined);

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Property on the terms and conditions set forth in this Agreement; and

WHEREAS, effective upon the Closing (as hereinafter defined), Tellabs, Inc., a Delaware corporation, an affiliate of Seller (“Tenant”), shall lease the Property from Buyer  and Buyer shall lease the Property to Tenant, in each case pursuant to a unitary lease agreement between Tenant and Buyer, in the form of Exhibit E (the “Lease Agreement”).

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

“Access Agreement” is defined in Section 3.1.

“Agreement” is defined in the introductory paragraph of this Agreement.

“Appurtenances” is defined in Section 2.1(c).

“Assignment Agreement” is defined in Section 4.1(b).

“Bankruptcy and Equity Exception” is defined in Section 5.1(a).

“Broker” is defined in Section 6.1.

“Bulk Sales Acts” is defined in Section 6.4(a).

“Buyer” is defined in the introductory paragraph of this Agreement and shall include its successors and assigns under Section 9.7.

“Buyer’s Closing Deliveries” is defined in Section 8.3(b).

“Buyer Knowledge Party” means David M. Blackman and David J. Fatula.

“Closing” is defined in Section 2.2(b).

“Closing Date” is defined in the introductory paragraph of this Agreement.

“Contracts” is defined in the definition of “Intangible Property”.

“Coriant America Guaranty” is defined in Section 8.3(a)(vi).

“Coriant Guaranties” means, collectively, the Coriant America Guaranty and the Coriant (USA) Guaranty.

“Coriant Guarantors” means, collectively, Coriant America, Inc. and Coriant (USA), Inc.

“Coriant (USA) Guaranty” is defined in Section 8.3(a)(vii).

“Cure Extension Notice” is defined in Section 5.5(a).

“Damages” is defined in Section 5.5(a).

“Deed” is defined in Section 4.1(a).

“Environmental Laws” means all Laws that (a) regulate or relate to the protection or clean-up of the environment, or the protection of human health or safety, including Laws in respect of Hazardous Materials, or the use, treatment, storage, transportation, handling, exposure to, disposal or release of Hazardous Materials or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or standards of care with respect to any of the foregoing.

“Escrow Agreement” is defined in Section 8.3(a)(v).

“Existing Insurance Policies” is defined in Section 5.1(k).

“Fixtures” is defined in Section 2.1(d).

“Governmental Authority” means any federal, state or local government, authority, agency or regulatory body.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“IDR” is defined in Section 6.4(b).

“Improvements” is defined in Section 2.1(b).

“Indemnified Party” is defined in Section 6.1.

“Intangible Property” means all intangible personal property relating to the Real Property, including, without limitation, all plans, specifications, drawings, permits, rights and warranties related to the Real Property, excluding, however, (i) the lessor’s interest in and to all tenant leases, if any, affecting the Real Property and Seller’s interest in all security deposits and prepaid rent, if any, under all such leases, and any and all guaranties of all such leases (collectively, the “Leases”), (ii) all utility contracts, service contracts and other similar agreements affecting the Real Property (the “Contracts”) and (iii) all of Seller’s intellectual property.

“Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Land” is defined in Section 2.1(a).

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree, binding and enforceable guideline, binding and enforceable written policy, in each case, of any Governmental Authority.

“Lease Agreement” is defined in the Recitals.

“Leases” is defined in the definition of “Intangible Property”.

“Legal Requirements” means the requirements of all present and future Laws, including all permit and licensing requirements and all covenants, restrictions and conditions, including all easement agreements, now or hereafter of record which may be applicable to Seller, the Property and/or any occupant thereof, or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or restoration of the Property.

“Limitation Period” is defined in Section 5.5(a).

“Optical Holding” means Optical Holding Company LLC, a Delaware limited liability company.

“Optical Holding Agreement” is defined in Section 8.3(a)(viii).

“Permitted Exceptions” is defined in Section 4.2.

“Person” means an individual, partnership, limited liability company, association, corporation or other entity.

“Proceeding” is defined in Section 5.5(a).

“Pro Forma Title Policy” means the pro forma title insurance policy issued by the Title Company with respect to the Real Property in the form attached hereto as Exhibit F.

“Property” is defined in Section 2.1.

“Purchase Price” is defined in Section 2.2(a).

“Real Property” is defined in Section 2.1(d).

“SEC” is defined in Section 9.10.

“Seller” is defined in the introductory paragraph of this Agreement.

“Seller Parties” means, collectively, Seller and each of Seller’s affiliates, partners, trustees, shareholders, directors, officers, employees and agents of each of them, and their respective heirs, successors, personal representatives and assigns.

“Seller’s Closing Deliveries” is defined in Section 8.3(a).

“Seller’s Knowledge” is defined as the actual knowledge of the Seller Knowledge Party without any duty of investigation.  For the purpose of this definition, “actual knowledge” means, with respect to any Person, the conscious awareness of such Person and expressly excludes any constructive or implied knowledge of such Person.

“Seller Knowledge Party” means Doug Bayerd and Cody Stice.

“Tax Proceeding” is defined in Section 8.4(a).

“Tenant” is defined in the recitals.

“Title Company” is defined in Section 4.2.

“Title Policy” is defined in Section 4.2.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar taxes and administrative fees (including penalties and interest).

ARTICLE 2

PURCHASE AND SALE OF PROPERTY

Section 2.1            Sale.

Seller hereby agrees to sell and convey to Buyer, and Buyer hereby agrees to purchase from Seller, subject to the terms and conditions set forth herein, the following:

(a)           the land located at 1415 West Diehl Road, Naperville, Illinois, and being more particularly described in Exhibit A  (the “Land”);

(b)           the building and all other structures and improvements situated on, or affixed or appurtenant to the Land (collectively, the “Improvements”);

(c)           all tenements, hereditaments, easements, rights-or-way, rights and privileges in and to the Land, including (i) easements over other lands granted by any easement agreement that runs with the Land and (ii) any streets, ways, alleys, vaults, gores or strips of land adjoining the Land (collectively, the “Appurtenances”);

(d)           all right, title and interest of Seller in and to any building systems, building equipment and fixtures located on or affixed to the Land or the Improvements, but specifically excluding trade fixtures (collectively, the “Fixtures” and, together with the Land, Improvements and Appurtenances, collectively, the “Real Property”); and

(e)           all Intangible Property.

All of the items referred to in subparagraphs (a), (b), (c), (d) and (e) above (excluding the Leases, Contracts and Seller’s intellectual property) are collectively referred to as the “Property.”

Section 2.2            Purchase Price.

(a)           The purchase price of the Property is One Hundred Eighty-Seven Million Five Hundred Thousand and No/100 Dollars ($187,500,000.00) (the “Purchase Price”).

(b)           The Purchase Price shall be paid to Seller in immediately available funds via wire transfer through an escrow established with the Title Company at the consummation of the purchase and sale contemplated hereunder (the “Closing”).

ARTICLE 3

BUYER’S DUE DILIGENCE

Section 3.1            Access Agreement.  Prior to the Closing Date, Buyer conducted its due diligence investigation of the Property and its credit analysis and underwriting in accordance with the terms and conditions set forth in that certain Access Agreement, dated as of January 14, 2014, by and between Seller and Buyer (the “Access Agreement”), which terms and conditions are incorporated by reference herein to the same extent and with the same force and effect as if fully set forth herein.

ARTICLE 4

TITLE

Section 4.1            Transfer of Title.

(a)           At the Closing, Seller shall convey to Buyer fee simple title to the Real Property by Special Warranty Deed in the form of Exhibit B (the “Deed”), subject only to the Permitted Exceptions.

(b)           At the Closing, Seller shall convey to Buyer title to the Intangible Property pursuant to an Assignment Agreement in the form of Exhibit C (the “Assignment Agreement”).

Section 4.2            Evidence of Title.  Delivery of title in accordance with Section 4.1(a) shall be evidenced by the irrevocable commitment, at the Closing, of Fidelity National Title Insurance Company, having an address at 485 Lexington Avenue, 18th Floor, New York, New York 10017, Attn: Nick De Martini (the “Title Company”), to issue its standard 2006 Owner’s American Land Title Association Policy of Title Insurance  (the “Title Policy”) in accordance with the Pro Forma Title Policy in the amount of the Purchase Price insuring that fee simple title to the Real Property is vested in Buyer, containing such endorsements and affirmative coverages as are set forth in the Pro Forma Title Policy, and subject to no exceptions other than those exceptions set forth on the Pro Forma Title Policy (collectively, the “Permitted Exceptions”).

Section 4.3            Reliance on Title Policy. Notwithstanding anything contained in this Agreement to the contrary, with respect to all matters affecting title to the Real Property and any liens or other encumbrances affecting title to the Real Property, Buyer acknowledges and agrees that Buyer is relying upon the Title Policy.  If Buyer has a claim under the Title Policy and the subject matter of that claim also constitutes a breach of any warranty made by Seller in this Agreement or the Deed, Buyer agrees that it will look first to the Title Policy for recovery on such claim, and Buyer shall not assert any claim against Seller for a breach of a representation, warranty or covenant with respect to such claim unless and until Buyer has pursued its remedies against the Title Company to final judgment and has not been made whole; provided, however, this provision shall not operate as a waiver of subrogation with respect to any right or remedy that Buyer or the Title Company may have against Seller.  The provisions of this Section 4.3 shall survive Closing and delivery of the Deed.

ARTICLE 5

SELLER’S REPRESENTATIONS AND WARRANTIES

Section 5.1            Representations and Warranties of Seller.  Seller represents and warrants to Buyer that:

(a)           Seller is a corporation, duly organized, validly existing and in good standing under the laws of Delaware.  This Agreement (i) has been duly authorized, executed and delivered by Seller, (ii) constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms (except as such enforceability (x) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (y) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”)), and (iii) does not violate any of Seller’s charter documents or any provision of any agreement or judicial order to which Seller is a party or to which Seller or the Property is subject.  All other documents executed by Seller which are to be delivered to Buyer at the Closing (1) are or at the time of the Closing will be duly authorized, executed and delivered by Seller, (2) are or at the time of the Closing will be legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, subject to the Bankruptcy and Equity Exception, and (3) do not and at the time of the Closing will not violate any provision of any agreement or judicial order to which Seller is a party or to which Seller or the Property is subject.

(b)           Seller is not a foreign corporation, foreign partnership, foreign trust and/or foreign estate (as those terms are defined in the Internal Revenue Code and in the accompanying regulations), and Seller’s U.S. employer identification number is 74-2620088.

(c)           Seller is not a Specially Designated National or Blocked Person.  As used herein, the term “Specially Designated National or Blocked Person” shall mean a person or entity (i) designated by the Department of Treasury’s Office of Foreign Assets Control, or other governmental entity, from time to time as a “specially designated national or blocked person” or similar status, (ii) described in Section 1 of U.S. Executive Order 13224 issued on September 23, 2001, or (iii) otherwise identified by government or legal authority as a person or entity with whom Buyer or its affiliates are prohibited from transacting business.

(d)           Seller has not been the subject of any filing of a petition under the United States Bankruptcy Code, 11 U.S.C.A. §§ 101 et seq. or any federal or state insolvency laws or laws for composition of indebtedness or for the reorganization of debtors.

(e)           To Seller’s Knowledge, except for the approvals and consents listed in Schedule 5.1(e), no authorizations, consents or approvals of or filings with any governmental authority or any other Person is required with respect to Seller for the execution and delivery of this Agreement and the performance of its obligations hereunder.

(f)            The list of Leases in Schedule 5.1(f) is a complete list, as of the Closing Date, of all of the Leases affecting the Property.  Seller has provided Buyer with a true and correct copy of each Lease.  No Lease has been amended, modified or supplemented in any material respect.  Except as otherwise set forth on Schedule 5.1(f) to Seller’s Knowledge: (i) the Leases are in full force and effect on the terms set forth therein, and there are no facts or circumstances which with the giving of notice, the passage of time or both would constitute a default in any material respect by any tenant under any Lease; (ii) there are no facts or circumstances which with the giving of notice, the passage of time or both would constitute a default in any material respect by Seller under any Lease; and (iii) no tenant has prepaid any rent or other charges in any material respect under its Lease.

(g)           The list of Contracts in Schedule 5.1(g) is a complete list, as of the Closing Date, of all of the material Contracts affecting the Property.  To Seller’s Knowledge, Seller has provided Buyer with a true and correct copy of each Contract.  To Seller’s Knowledge, none of the Contracts has been amended, modified or supplemented in any material respect.

(h)           There is no litigation filed against Seller or the Property, in each case that could reasonably be expected to adversely affect the current use or operation of the Property or the ability of Seller to perform its obligations under this Agreement in any material respect.

(i)            Seller has not received any written notice from any Governmental Authority of any fact or condition that would result in the termination of (i) the current, vehicular and pedestrian access from the Real Property to presently existing public roads or (ii) access from the Real Property to existing sewer or other utility facilities servicing, adjoining or situated on the Real Property.

(j)            Seller has not received any written notice from any Governmental Authority of any condemnation, zoning or other land-use regulation proceedings, or other violation of any Legal Requirement, either instituted or planned to be instituted, against Seller or the Property.  To Seller’s Knowledge, the Property complies with all applicable Legal Requirements in all material respects.

(k)           Schedule 5.1(k) contains a list, as of the date hereof, of the existing insurance policies maintained by Seller with respect to the Property (the “Existing Insurance Policies”).

Section 5.2            SELLER’S DISCLAIMER.

BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY OF SELLER’S CLOSING DELIVERIES, SELLER HAS NOT MADE, DOES NOT MAKE AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS AND WARRANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESSED OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, OF, AS TO, CONCERNING OR WITH RESPECT TO THE PROPERTY INCLUDING, WITHOUT LIMITATION:

(a)           VALUE, NATURE, QUALITY OR CONDITION OF THE PROPERTY, INCLUDING WITHOUT LIMITATION THE WATER, SOIL AND GEOLOGY AND STATUS OF ANY PERMITS AND GOVERNMENTAL APPROVAL;

(b)           INCOME TO BE DERIVED FROM THE PROPERTY;

(c)           SUITABILITY OF THE PROPERTY FOR ANY AND ALL ACTIVITIES AND USES WHICH BUYER MAY CONDUCT THEREON;

(d)           COMPLIANCE OF OR BY THE PROPERTY OR ITS OPERATION WITH ANY LAWS, RULES, ORDINANCES OR REGULATIONS OF ANY APPLICABLE GOVERNMENTAL AUTHORITY OR BODY OR BUILDING CODE;

(e)           HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR PARTICULAR PURPOSE OF THE REAL PROPERTY AND FIXTURES;

(f)            MANNER OR QUALITY OF THE DESIGN, CONSTRUCTION OR OF THE MATERIALS INCORPORATED INTO THE REAL PROPERTY AND FIXTURES;

(g)           MANNER, QUALITY, STATE OF REPAIR OR LACK OF REPAIR OF THE REAL PROPERTY AND FIXTURES; OR

(h)           OTHER MATTERS WITH RESPECT TO THE PROPERTY AND SPECIFICALLY THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER HAS NOT MADE, DOES NOT MAKE AND SPECIFICALLY DISCLAIMS ANY REPRESENTATION REGARDING COMPLIANCE WITH ANY FEDERAL, STATE OR LOCAL ENVIRONMENTAL LAW, REGULATION OR ORDINANCE REGARDING HAZARDOUS SUBSTANCES OR WASTE INCLUDING, BUT NOT LIMITED TO, THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980 (“CERCLA”), AS AMENDED OR MODIFIED.

Except as otherwise expressly set forth in this Agreement, Seller makes no warranty with respect to the presence of Hazardous Materials on, above or beneath the Property (or any parcel in proximity thereto) or in any water on or under the Property.  Buyer’s closing hereunder shall be deemed to constitute an express waiver of Buyer’s right to cause Seller to be joined in any action brought under any Environmental Laws.  Except with respect to any claims arising out of any breach of covenants, representations or warranties set forth in Section 5.1 above, Buyer, for itself and its agents, affiliates, successors and assigns, hereby releases and forever discharges the Seller from any and all rights, claims and demands at law or in equity, whether known or unknown at the time of this Agreement, which Buyer has or may have in the future, arising out of the physical, environmental, economic or legal condition of the Property, including, without limitation, any claim for indemnification or contribution arising under any Environmental Law.

For the avoidance of doubt, it is expressly understood and agreed that nothing contained in this Section 5.2 shall limit, modify or otherwise impair any of Buyer’s rights or remedies under the Lease Agreement.

Section 5.3            “AS IS” SALE.

BUYER ACKNOWLEDGES AND AGREES THAT IT IS BEING GIVEN THE OPPORTUNITY TO INSPECT THE PROPERTY AND, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, BUYER IS RELYING SOLELY ON ITS OWN INVESTIGATION OF THE PROPERTY AND NOT ON ANY INFORMATION PROVIDED OR TO BE PROVIDED BY SELLER.  BUYER FURTHER ACKNOWLEDGES AND AGREES THAT ANY INFORMATION PROVIDED OR TO BE PROVIDED BY SELLER BUT PREPARED BY THIRD PARTY CONTRACTORS WITH RESPECT TO THE PROPERTY WAS OBTAINED FROM A VARIETY OF SOURCES AND THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER HAS NOT MADE ANY INDEPENDENT INVESTIGATION OR VERIFICATION OF SUCH INFORMATION AND MAKES NO REPRESENTATIONS AS TO THE ACCURACY OR COMPLETENESS OF ANY SUCH INFORMATION.  BUYER AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER IS NOT, AND SHALL NOT BE, LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS, OR INFORMATION PERTAINING TO THE PROPERTY, OR THE OPERATION THEREOF, FURNISHED BY ANY REAL ESTATE BROKER, SERVANT OR ANY OTHER PERSON.  BUYER FURTHER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, TO THE MAXIMUM EXTENT PERMITTED BY STATE, LOCAL AND FEDERAL LAW, THE SALE OF THE PROPERTY AS PROVIDED FOR HEREIN IS MADE ON AN “AS IS” CONDITION AND BASIS WITH ALL FAULTS.  IT IS UNDERSTOOD AND AGREED THAT THE PURCHASE PRICE HAS BEEN ADJUSTED BY PRIOR NEGOTIATIONS TO REFLECT THAT ALL OF THE PROPERTY IS SOLD BY SELLER AND PURCHASED BY BUYER SUBJECT TO THE FOREGOING.  FOR THE AVOIDANCE OF DOUBT, IT IS EXPRESSLY UNDERSTOOD AND AGREED THAT NOTHING CONTAINED IN THIS SECTION 5.3 SHALL LIMIT, MODIFY OR OTHERWISE IMPAIR ANY OF BUYER’S RIGHTS OR REMEDIES UNDER THE LEASE AGREEMENT.

Section 5.4            RELEASE.

FROM AND AFTER CLOSING AND EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, BUYER ON BEHALF OF ITSELF AND ITS SUCCESSORS AND ASSIGNS WAIVES ITS RIGHT TO RECOVER FROM, AND FOREVER RELEASES AND DISCHARGES, SELLER FROM ANY AND ALL DEMANDS, CLAIMS, CAUSES OF ACTION, LEGAL OR ADMINISTRATIVE PROCEEDINGS, LOSSES, LIABILITIES, DAMAGES, PENALTIES, FINES, LIENS, JUDGMENTS, COSTS OR EXPENSES WHATSOEVER INCLUDING, WITHOUT LIMITATION, ATTORNEYS’ FEES AND COSTS, WHETHER DIRECT OR INDIRECT, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, THAT MAY ARISE ON ACCOUNT OF OR IN ANY WAY BE CONNECTED WITH THE PROPERTY INCLUDING, WITHOUT LIMITATION, THE DESIGN, CONSTRUCTION AND/OR QUALITY OF THE IMPROVEMENTS AND ALL

ENVIRONMENTAL LAWS.  FOR THE AVOIDANCE OF DOUBT, IT IS EXPRESSLY AGREED THAT THE RELEASE SET FORTH IN THIS SECTION 5.4 SHALL NOT APPLY TO ANY DEMANDS, CLAIMS, CAUSES OF ACTION, LEGAL OR ADMINISTRATIVE PROCEEDINGS, LOSSES, LIABILITIES, DAMAGES, PENALTIES, FINES, LIENS, JUDGMENTS, COSTS OR EXPENSES ARISING OUT OF OR OTHERWISE IN CONNECTION WITH THE LEASE AGREEMENT.

Section 5.5            Survival; Limitation of Liability.

(a)           The representations and warranties of Seller contained in this Agreement shall survive the Closing for nine (9) months following the Closing Date (the “Limitation Period”).  Each such representation and warranty shall automatically be null and void and of no further force and effect following the expiration of the Limitation Period unless, prior to such expiration, Buyer shall have provided Seller with a written notice alleging that Seller is in breach of such representation or warranty and specifying in reasonable detail the nature of such breach.  Buyer shall allow Seller thirty (30) days after its notice within which to cure such breach or if such breach cannot be cured within such thirty (30) day period, and Seller notifies Buyer it wishes to extend its cure period (the “Cure Extension Notice”), such additional reasonable period of time not to exceed an additional sixty (60) days as is required to cure the same so long as such cure has been commenced within such initial thirty (30) day period and is being diligently pursued to completion.  If, following the Closing, Seller fails to cure such breach after written notice thereof, Buyer’s sole remedy (subject to Section 5.5(d)) shall be to commence a legal proceeding against Seller alleging that Seller has breached such representation or warranty and that Buyer has suffered actual damages as a result thereof (a “Proceeding”), which Proceeding must be commenced, if at all, within sixty (60) days after the expiration of the Limitation Period; provided, however, that if Buyer gives Seller written notice of such a breach within the Limitation Period, and Seller subsequently sends a Cure Extension Notice, then Buyer shall have until the earlier of (i) the date which is thirty (30) days after the date Seller notifies Buyer it has ceased endeavoring to cure such breach or (ii) the last day on which Seller would be entitled to cure such breach under this Section 5.5, to commence such Proceeding.  If Buyer shall have timely commenced a Proceeding and a court of competent jurisdiction shall, pursuant to a final, non-appealable order in connection with such Proceeding, determine that (1) Seller was in breach of the applicable representation or warranty as of the Closing Date, and (2) Buyer suffered actual damages (the “Damages”) by reason of such breach, and (3) Buyer did not have actual knowledge of such breach on or prior to the Closing Date and is not deemed to have knowledge of such breach as described in clause (b) below, then, subject to the provisions of Sections 5.5(b), Buyer shall be entitled to receive an amount equal to the Damages.  Any such Damages, subject to the limitations contained herein, shall be paid within thirty (30) days following the entry of such final, non-appealable order and delivery of a copy thereof to Seller.  In the event that Seller shall be in breach of any of its representations in Section 5.1 of this Agreement, Buyer shall have no recourse to the property or other assets of Seller or any of the other Seller Parties, other than the net sale proceeds from the sale of the Property and Buyer’s sole remedy, in such event, shall be as described above.

(b)           The representations and warranties of Seller set forth in Section 5.1 are subject to the following limitation:  in the event that, prior to the Closing, a Buyer Knowledge

Party shall obtain actual knowledge of any information that is contradictory to, and would constitute the basis of a breach of, any representation or warranty or failure to satisfy any condition on the part of Seller, then, promptly thereafter (and, in all events, prior to Closing), Buyer shall deliver to Seller notice of such information specifying the representation, warranty or condition to which such information relates, and Buyer further acknowledges that such representation or warranty will not be deemed breached in the event a Buyer Knowledge Party shall have, prior to Closing, obtained actual knowledge of any information that is contradictory to such representation or warranty and shall have failed to disclose to Seller as required hereby and Buyer shall not be entitled to bring any action after the Closing Date based on such representation or warranty.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall any Buyer Knowledge Party have any individual liabilities or obligations under this Agreement under any circumstances whatsoever.

(c)           Each of the provisions of Sections 5.2, 5.3, 5.4, 5.5 and 5.6 shall survive the Closing.  The provisions of Sections 5.2, 5.3 and 5.4 shall be deemed incorporated by reference and made a part of all documents or instruments delivered by Seller to Buyer in connection with the sale of the Property other than the Lease Agreement.

(d)           Notwithstanding anything to the contrary set forth in this Agreement, Seller’s liability for breach of any covenant, representation or warranty of Seller contained in this Agreement and in any document executed by Seller pursuant to this Agreement (but specifically excluding Seller’s indemnification obligations pursuant to Section 6.4(a) hereof), including any instruments delivered at Closing by Seller, shall, subject to the limitations of survival set forth in this Section 5.5, be limited to claims in excess of Seventy-Five Thousand Dollars ($75,000) in the aggregate (except that once such threshold is achieved, Seller shall be liable for the entire amount of such claim or claims from the first dollar), and Seller’s aggregate liability for any and all claims arising out of any such covenants, representations and warranties shall not exceed Three Million Seven Hundred Fifty Thousand and no/100s Dollars ($3,750,000).  In addition, in no event shall Seller be liable for Buyer’s incidental, consequential, indirect, punitive, special or exemplary damages, or for lost profits, unrealized expectations or other similar claims.  For the avoidance of doubt, it is expressly agreed that the limitations on liability set forth in this Section 5.5(d) shall not apply to any claims arising out of or otherwise in connection with the Lease Agreement.

Section 5.6            Representations and Warranties of Buyer.

(a)           Buyer is duly organized, validly existing and in good standing under the laws of Maryland.  This Agreement (i) has been duly authorized, executed and delivered by Buyer, (ii) constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception, and (iii) does not violate any of Buyer’s charter documents or any provision of any agreement or judicial order to which Buyer is a party or to which Buyer is subject.  All other documents executed by Buyer which are to be delivered to Seller at the Closing (X) are or at the time of the Closing will be duly authorized, executed and delivered by Buyer, (Y) are or at the time of the Closing will be legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, subject to the Bankruptcy and Equity Exception and (Z) do not and

at the time of the Closing will not violate any provision of any agreement or judicial order to which Buyer is a party or to which Buyer or the Property is subject.

(b)           Buyer is not a foreign corporation, foreign partnership, foreign trust and/or foreign estate (as those terms are defined in the Internal Revenue Code and in the U.S. Treasury Regulations promulgated thereunder), and Buyer’s U.S. employer identification number is 45-4071747.

(c)           Buyer is not a Specially Designated National or Blocked Person.

(d)           Buyer has not been the subject of any filing of a petition under the United States Bankruptcy Code, 11 U.S.C.A. §§ 101 et seq. or any federal or state insolvency laws or laws for composition of indebtedness or for the reorganization of debtors.

(e)           There is no litigation filed against Buyer that could reasonably be expected to adversely affect, after the Closing, the Property or the ability of Buyer to perform its obligations under this Agreement in any material respect.

ARTICLE 6

BROKERS AND EXPENSES

Section 6.1            Brokers.  Each party represents and warrants to the other that except for Colliers International, whose address is 2050 West 190th Street, Suite 101, Torrance, California 90504, and Cushman and Wakefield of Illinois, Inc., whose address is 200 South Wacker Drive, Suite 2800, Chicago, Illinois 60606 (individually, the “Broker” and collectively, the “Brokers”), whose commission shall be paid by Seller upon the Closing, no broker or finder was instrumental in arranging or bringing about this transaction on its behalf and that there are no claims or rights for brokerage commissions or finder’s fees by any broker or other agent acting on its behalf in connection with the transactions contemplated by this Agreement.  If any Broker brings a claim for a commission or finder’s fee in connection with the transactions contemplated by this Agreement, then Seller shall defend Buyer from such claim, and Seller shall indemnify Buyer and hold Buyer harmless from any and all reasonable costs, damages, claims, liabilities or expenses (including, without limitation, reasonable attorneys’ fees and disbursements) actually incurred by Buyer in connection with such claim.  Otherwise, if any person brings a claim for a commission or finder’s fee based upon any contact, dealings or communication with Buyer or Seller, then the party through whom such person makes his claim shall defend the other party (the “Indemnified Party”) from such claim, and shall indemnify the Indemnified Party and hold the Indemnified Party harmless from any and all reasonable costs, damages, claims, liabilities or expenses (including, without limitation, reasonable attorneys’ fees and disbursements) actually incurred by the Indemnified Party in connection with such claim.  The provisions of this Section 6.1 shall survive the Closing.

Section 6.2            Expenses.  At the Closing, each of Buyer and Seller will pay one-half of any and all reasonable escrow fees and related closing expenses.  Seller will pay (a) all base premiums, the cost of extended coverage and other reasonable charges of the Title Company for the Title Policy; (b) the cost of all state and county Transfer Taxes, recording and filing charges in connection with the recording of the Deed; and (c) all fees and expenses payable to attorneys and consultants retained by Seller.  Buyer will pay (i) the cost of obtaining all diligence reports and materials commissioned by Buyer prior to the Closing Date, including without limitation (X) an engineering report, (Y) a Phase I environmental assessment report, (Z) the costs of the title commitment and any updates to Seller’s survey of the Real Property; (ii) the cost of all endorsements to the Title Policy; (iii) the cost of all city, municipal and other local Transfer Taxes; (4) the cost of obtaining any mortgage financing with respect to the Property, including all mortgage brokers’ fees and expenses; and (5) all fees and expenses payable to all attorneys and consultants retained by Buyer.  The provisions of this Section 6.2 shall survive the Closing.

Section 6.3            Transfer Taxes.  Buyer shall prepare and shall file all necessary tax returns with respect to Transfer Taxes, and, if required by applicable law, each party to this Agreement will, and will cause their respective affiliates to, join in the execution of any such tax returns or other documentation.

Section 6.4            Bulk Sales Act.

(a)           Seller agrees to indemnify, defend and hold harmless Buyer against any liability under Section 5/902(d) of the Illinois Income Tax Act, 35 ILCS 5/902(d) or Section 5j of the Illinois Retailers’ Occupation Tax Act, 35 ILCS 120/5j (the “Bulk Sales Acts”) that Buyer incurs in connection with the transfer from Seller to Buyer of Seller’s interest in Property by reason of the failure of Seller to have paid any taxes, penalties, or interest owed by Seller that are the subject of the Bulk Sales Acts.

(b)           Despite any right that Buyer has under the Bulk Sales Acts, Buyer shall not, either before or after the Closing, notify the Illinois Department of Revenue (the “IDR”) of the transactions contemplated under this Agreement or otherwise request the IDR to determine whether Seller owes any tax, penalty, or interest under either of the Bulk Sales Acts.

(c)           The provisions of this Section 6.4 shall survive the Closing.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1            Conditions to Buyer’s Obligation to Close.  The effectiveness of this Agreement and the obligation of Buyer to acquire the Property on the Closing Date shall be subject to the satisfaction by Seller or waiver by Buyer of the following conditions precedent on and as of the Closing Date:

(a)           Representations and Warranties of Seller.  The representations and warranties of Seller set forth in Section 5.1 shall be true, complete and correct in all material respects on and as of the Closing Date.

(b)           Seller’s Performance.  Seller shall have performed in all material respects all covenants and obligations required by this Agreement to be performed or delivered by it on or before the Closing Date.

(c)           Seller’s Closing Deliveries.  Seller shall have delivered to the Title Company all of Seller’s Closing Deliveries and shall have authorized the Title Company to record or release all such Seller’s Closing Deliveries (as applicable).

(d)           Title Policy.  The Title Company shall be irrevocably committed to issue, subject to payment of the applicable premium and other related charges and delivery of all conveyance documents, the Title Policy pursuant to the Pro Forma Title Policy as contemplated by Section 4.2.

(e)           No Bankruptcy.  No Act of Bankruptcy on the part of Seller shall have occurred and remain outstanding as of the Closing Date.  For purposes of this Section 7.1(e), “Act of Bankruptcy” shall mean (i) the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of Seller or a substantial part of its property, (ii) the admission by Seller of its inability to pay its debts as they become due; (iii) the making of a general assignment for the benefit of Seller’s creditors, (iv) the commencement by or against Seller of a voluntary or involuntary proceeding under the Bankruptcy Code or any federal or state insolvency laws or laws for the composition of indebtedness or for the reorganization of debtors, (v) the adjudication of Seller as a bankrupt or insolvent, or (vi) the taking of any action for the purpose of effecting any of the foregoing.

(f)            Estoppel Certificates.  Seller shall have delivered to Buyer, with respect to each Lease, (i) a tenant estoppel certificate from the applicable tenant thereunder in a form and substance reasonably satisfactory to Buyer or (ii) a Seller estoppel certificate with respect to such Lease in a form and substance reasonably satisfactory to Buyer.

Section 7.2            Conditions to Seller’s Obligation to Close.  The effectiveness of this Agreement and the obligation of Seller to convey and transfer to Buyer the Property on the Closing Date is subject to the satisfaction by Buyer or waiver by Seller of the following conditions precedent on and as of the Closing Date:

(a)           Representations and Warranties of Buyer.  The representations and warranties of Buyer set forth in Section 5.6 shall be true, complete and correct in all material respects on and as of the Closing Date.

(b)           Buyer’s Performance.  Buyer shall have performed in all material respects all covenants and obligations required by this Agreement to be performed or delivered by it on or before the Closing Date, including, without limitation, delivery of the Purchase Price.

(c)           Buyer’s Closing Deliveries.  Buyer shall have delivered to the Title Company all of Buyer’s Closing Deliveries and shall have authorized the Title Company to record or release all such Buyer’s Closing Deliveries (as applicable).

(d)           No Bankruptcy.  No Act of Bankruptcy on the part of Buyer shall have occurred and remain outstanding as of the Closing Date.  For purposes of this Section 7.2(d), “Act of Bankruptcy” shall mean (i) the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of Buyer or a substantial part of its property, (ii) the admission by Buyer of its inability to pay its debts as they become due; (iii) the making of a general assignment for the benefit of Buyer’s creditors, (iv) the commencement by or against Buyer of a voluntary or involuntary proceeding under the Bankruptcy Code or any federal or state insolvency laws or laws for the composition of indebtedness or for the reorganization of debtors, (v) the adjudication of Buyer as a bankrupt or insolvent, or (vi) the taking of any action for the purpose of effecting any of the foregoing.

Section 7.3            Failure to Satisfy Conditions Precedent.  If either party hereto proceeds with the Closing despite having actual knowledge that one or more conditions precedent running in its favor have not been satisfied, such party shall be deemed to have waived such unsatisfied condition precedent.

ARTICLE 8

CLOSING AND ESCROW

Section 8.1            Escrow Instructions.  This instrument shall serve as the instructions to the Title Company as the escrow holder for consummation of the purchase and sale contemplated hereby.

Section 8.2            Closing.  The Closing hereunder shall be completed by means of an escrow closing through the Title Company on the Closing Date.

Section 8.3            Deposit of Documents.

(a)           On or prior to the Closing Date, Seller has delivered, or caused to be delivered, into escrow with Title Company the following items (collectively, the “Seller’s Closing Deliveries”):

(i)            the duly executed and acknowledged Deed;

(ii)           two (2) duly executed counterparts, as executed by Seller, of the Assignment Agreement;

(iii)          two (2) duly executed counterparts, as executed by Tenant, of the Lease Agreement;

(iv)          an affidavit pursuant to Section 1445(b)(2) of the Internal Revenue Code in the form attached hereto as Exhibit D, and on which Buyer is entitled to rely, that Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code;

(v)           three (3) duly executed counterparts, as executed by Optical Holding, Tenant and American Stock Transfer, of an escrow agreement in the form attached hereto as Exhibit G (the “Escrow Agreement”);

(vi)          two (2) duly executed counterparts, as executed by Coriant America Inc., of a guaranty in the form attached hereto as Exhibit H (the “Coriant America Guaranty”);

(vii)         two (2) duly executed counterparts, as executed by Coriant (USA) Inc., of a guaranty in the form attached hereto as Exhibit H (the “Coriant (USA) Guaranty”);

(viii)        two (2) duly executed counterparts, as executed by Optical Holding, of an agreement in the form attached hereto as Exhibit I (the “Optical Holding Agreement”);

(ix)          duly executed and delivered transfer documents as required pursuant to the applicable laws of the jurisdiction in which the Real Property is located;

(x)           such affidavits, documents and instruments as the Title Company may reasonably require to issue the Title Policy in accordance with this Agreement;

(xi)          evidence, in form and substance reasonably satisfactory to Buyer and the Title Company as to each of the following: (A) the good standing of Seller in the State of Delaware and the State of Illinois; (B) the authority of Seller to execute, deliver and perform this Agreement; and (C) the authority of the person signing this Agreement and the other Seller’s Closing Deliveries to execute this Agreement and such other documents on Seller’s behalf;

(xii)         an opinion from counsel reasonably satisfactory to Buyer and in form and substance reasonably satisfactory to Buyer as to the following matters (among others): the legal existence and good standing of Tenant, Coriant Guarantors and Optical Holding; the authority of Tenant to execute the Lease Agreement; the authority of Coriant Guarantors to execute the Coriant Guaranties; the enforceability of the Coriant Guarantees against the Coriant Guarantors; the authority of Optical Holding to execute the Optical Holding Agreement; and the enforceability of the Optical Holding Agreement against Optical Holding; and

(xiii)        two (2) duly executed counterparts, as executed by Seller, of this Agreement.

(b)           On or prior to the Closing Date, Buyer has delivered into escrow with Title Company the following items (collectively, the “Buyer’s Closing Deliveries”):

(i)            the Purchase Price and any funds necessary to close the transaction contemplated by this Agreement;

(ii)           two (2) duly executed counterparts, as executed by Buyer, of the Assignment Agreement;

(iii)          two (2) duly executed counterparts, as executed by Buyer, of the Lease Agreement;

(iv)          three (3) duly executed counterparts, as executed by Buyer, of the Escrow Agreement;

(v)           duly executed and delivered transfer documents as required pursuant to the applicable laws of the jurisdiction in which the Real Property is located;

(vi)          evidence, in form and substance reasonably satisfactory to Seller as to each of the following: (A) the good standing of Buyer in the State of Maryland; (B) the authority of Buyer to execute, deliver and perform this Agreement; and (C) the authority of the person signing this Agreement and the other Buyer’s Closing Deliveries to execute this Agreement and such other documents on Buyer’s behalf; and

(vii)         two (2) duly executed counterparts, as executed by Buyer, of this Agreement.

(c)           Buyer and Seller shall each deposit such other instruments as are reasonably required by the Title Company or otherwise required to close the escrow and consummate the purchase and sale of the Property in accordance with the terms hereof.  Buyer and Seller hereby designate Title Company as the “Reporting Person” for the transaction pursuant to Section 6045(e) of the Internal Revenue Code and the U.S. Treasury Regulations promulgated thereunder.

Section 8.4            Real Estate Tax.

(a)           Seller may file and/or prosecute an application for the reduction of the assessed valuation of the Property or any portion thereof for taxes or a refund of taxes paid or payable (a “Tax Proceeding”) in respect of the Property for any period ending on or before the Closing Date.  Without the consent of Buyer, Seller shall have the right to withdraw, settle or otherwise compromise any such Tax Proceeding provided that such settlement or compromise shall not adversely affect the assessed valuation of the Property from and after the Closing Date.  All such refunds, credits or other benefits applicable to the Property for any period shall belong solely to Seller (and Buyer shall have no interest therein) and, if the same shall be paid to Buyer or anyone acting on behalf of Buyer (other than Tenant), same shall be paid to Seller within thirty (30) days following receipt thereof and, if not timely paid, with interest thereon from the fifth day following such receipt until paid to Seller at a rate per annum equal to the Prime Rate (as such rate may vary from time to time) as reported in The Wall Street Journal plus 3%.

(b)           The provisions of this Section 8.4 shall survive the Closing.

Section 8.5            No Prorations; Closing Statement.  Without limiting Tenant’s obligation to pay rent under the Lease Agreement, there shall be no prorations of any items of income or expense related to the Property at the Closing, it being understood and agreed that Seller shall be responsible for all items of income and expense related to the Property prior to the Closing and Tenant shall be responsible for all items of income and expense related to the Property under the Lease Agreement from and after the Closing.  Seller and Buyer acknowledge and agree that the closing statement for the transaction is attached hereto as Exhibit J.

ARTICLE 9

MISCELLANEOUS

Section 9.1            Notices.  Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, (c) by a commercial overnight courier that guarantees next day delivery and provides a receipt, or (d) by facsimile or email (provided that electronic confirmation of facsimile or email transmission is obtained, which confirmation may be generated electronically by sender’s machine), and such notices shall be addressed as follows:

To Buyer:	Select Income REIT
Two Newton Place
255 Washington Street
Newton, Massachusetts 02458
Attention: David M. Blackman
Email: dblackman@reitmr.com
Phone No.: (617) 796-8303
Fax No.: (617) 796-8335

With a copy to:	Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109
Attention: John M. Steiner
Email: jsteiner@sandw.com
Phone No.: (617) 338-2902
Fax No.: (617) 338-2880

To Seller:	Tellabs Operations, Inc.
c/o Marlin Equity Partners
338 Pier Avenue
Hermosa Beach, California 90254
Attention: Doug Bayerd
Email: dbayerd@marlinequity.com
Phone No.: (310) 744-6353
Fax No.: (310) 364-0110

With a copy to:	Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention: Richard Presutti, Esq.

Email: Richard.Presutti@srz.com
Phone No.: (212) 756-2063
Fax No.: (212) 593-5955

or to such other address as either party may from time to time specify in writing to the other party.  Any notice shall be deemed delivered when actually delivered, if such delivery is in person, upon deposit with the U.S. Postal Service, if such delivery is by certified mail, upon deposit with the overnight courier service, if such delivery is by an overnight courier service, and upon transmission, if such delivery is by facsimile or email.  Attorneys for either party may give  notices on behalf of the party whom they represent.

Section 9.2            Entire Agreement.  This Agreement, together with the Schedules and Exhibits attached hereto, contain all representations, warranties and covenants made by Buyer and Seller and constitute the entire understanding between the parties hereto with respect to the subject matter hereof.  Any prior correspondence, memoranda or agreements are replaced in total by this Agreement together with the Exhibits hereto.

Section 9.3            No Assumption of Certain Liabilities.  Notwithstanding anything in this Agreement to the contrary, in no event shall Buyer be deemed to have assumed any of Seller’s liability for third party tort claims resulting from the acts or omissions of Seller or its employees, agents or contractors occurring prior to the Closing Date.

Section 9.4            Further Assurances.  The parties hereby agree to take such additional actions and to execute and deliver such additional documents as shall be necessary to consummate the transaction contemplated herein.

Section 9.5            Jury Trial Waiver.  The parties hereby agree to waive any right to trial by jury with respect to any action or proceeding (i) brought by either party or any other party, relating to (A) this Agreement and/or any understandings or prior dealings between the parties hereto, or (B) the  Property or any part thereof, or (ii) to which Seller is a party.  The parties hereby acknowledge and agree that this Agreement constitutes a written consent to waiver of trial by jury pursuant to any applicable state statutes.

Section 9.6            No Merger.  The surviving obligations contained herein shall not merge with the transfer of title to the Property but shall remain in effect until fulfilled.

Section 9.7            Assignment.  Neither party may assign its rights and/or obligations hereunder without the prior written consent of the other party, which consent may be withheld in such other party’s sole and absolute discretion; provided, however, Buyer may assign its rights and/or obligations under this Agreement to any wholly-owned subsidiary of Buyer without Seller’s prior consent, provided that the named Buyer herein shall remain liable for all obligations of Buyer hereunder.  Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Section 9.8            Counterparts and PDF.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.  The parties contemplate that they may be executing counterparts of this Agreement transmitted by PDF and agree and intend that a signature by PDF shall bind the party so signing with the same effect as though the signature were an original signature.

Section 9.9            Governing Law; Consent to Jurisdiction.

(a)           Each of Seller and Buyer hereby agree that the State of Illinois has a substantial relationship to the parties and to the underlying transaction embodied hereby, and in all respects (including, without limiting the generality of the foregoing, matters of construction, validity and performance) this Agreement and the obligations arising hereunder shall be governed by, and construed in accordance with, the laws of the State of Illinois applicable to contracts made and performed therein (without regard to its conflict of laws principles) and all applicable law of the United States of America.  To the fullest extent permitted by law, Seller hereby unconditionally and irrevocably waives any claim to assert that the law of any other jurisdiction governs this Agreement.

(b)           Any legal suit, action or proceeding against Seller arising out of or relating to this Lease may be instituted in any Federal or state court sitting in the State of Illinois, and Seller waives any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding in the State of Illinois.

Section 9.10          Confidentiality.  Prior to the Closing, Buyer and Seller shall each maintain as confidential any and all material obtained about the Seller Parties and Buyer, respectively and about the Property, and shall not disclose such information to any third party except as required by any applicable law, court order or subpoena.  Notwithstanding the foregoing, prior to the Closing, each party shall have the right to disclose to its attorneys, accountants, advisors, consultants, affiliates, lenders, investors and prospective investors, such information about the other party, the Property and the transactions contemplated by this Agreement as such party shall deem reasonably necessary in connection with the due diligence, underwriting and financing with respect to this transaction, and each party shall have the right to disclose such information as required by law, regulation or any stock exchange rule.  In addition, at or prior to the Closing, neither party shall issue any press release or other public announcement regarding this transaction without first obtaining the other party’s written approval with respect to the release or announcement and the content thereof.  After the Closing, Buyer and Seller shall be permitted to make such disclosures regarding the Property and the subject transaction as are similar or consistent with Buyer’s and Seller’s respective general public disclosure policy, including disclosures made by Seller in its quarterly supplemental analyst disclosure packages and any public filings or other disclosure required by law, regulation or stock exchange rule and disclosures made by Buyer and its affiliates to their investors, lenders and analysts; provided, however, in no event shall Seller identify Buyer or any affiliate of Buyer in any such disclosures. In furtherance of the foregoing, notwithstanding anything contained in this Agreement or the Access Agreement to the contrary, Buyer may disclose information related to this Agreement and/or the transactions contemplated hereby without Seller’s prior approval, agreement or consent: (a) to the extent Buyer or its affiliates determine, in consultation with its legal counsel, that such disclosure is required by applicable law or is otherwise appropriate in connection with any filing by Buyer or its affiliates with the Securities and Exchange Commission (the “SEC”) or any stock exchange rule applicable to Buyer or its affiliates; (b) to the extent Buyer or its affiliates determine, in consultation with legal counsel, that such disclosure is required or is otherwise appropriate in any prospectus, report or other filing made by Buyer or its affiliates with the SEC or any stock exchange or in any press release, earnings release or supplemental data related thereto; (c) to Buyer’s or its affiliates’ underwriters, prospective underwriters, placement agents and prospective placement agents which are advised of its confidentiality; or (d) pursuant to Buyer’s or its affiliates’ investor relations program conducted in the ordinary course.  Seller expressly acknowledges that Buyer or its affiliates may file a copy of this Agreement as an exhibit to a “Current Report” on Form 8-K and/or other filing with the SEC without Seller’s prior approval, agreement or consent.  Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not disclose any financial statements, balance sheets, statements of income and/or statements of cash flow of Seller or any of Seller’s affiliates and/or subsidiaries (as opposed to financial statements with respect to the Property as described in Section 9.15) except to the extent required by law, regulation or stock exchange rule.

Section 9.11          Interpretation of Agreement.  The article, section and other headings of this Agreement are for convenience of reference only and shall not be construed to affect the meaning of any provision contained herein.  Where the context so requires, the use of the singular shall include the plural and vice versa and the use of the masculine shall include the feminine and the neuter.  The term “person” shall include any individual, partnership, joint venture, corporation, trust, unincorporated association, any other entity and any government or any department or agency thereof, whether acting in an individual, fiduciary or other capacity.

Section 9.12          General Rules of Construction.  The parties acknowledge that this Agreement has been freely negotiated by both parties, that each party has had the opportunity to review and revise this Agreement, that each party has had the opportunity to consult with counsel with regard to this Agreement, and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits to this Agreement.

Section 9.13          Limited Liability.  Any claim based on or in respect of any liability of Seller under this Agreement shall be enforced only against Seller and its assets, properties and funds, and not against the assets, properties or funds of any of the Seller Parties; and Seller shall maintain a tangible net worth in cash or cash equivalents of not less than $3,750,000 for a period of nine (9) months following the Closing Date.

Section 9.14          Amendments.  This Agreement may be amended or modified only by a written instrument signed by Buyer and Seller.

Section 9.15          Financials.  Seller shall provide Buyer and Buyer’s accounting firm with reasonable access to the books and records of Seller with respect to the Property for purposes of preparing audited financial statements for the last three full calendar years prior to the calendar year in which the Closing occurs (and the stub period for the calendar year in which the Closing occurs), such financial statements to be prepared at Buyer’s sole cost and expense.

Section 9.16          Statement of Limited Liability.

(a)           THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING BUYER, DATED MARCH 9, 2012, AS AMENDED AND SUPPLEMENTED, AS FILED WITH THE STATE DEPARTMENT OF ASSESSMENTS AND TAXATION OF MARYLAND, PROVIDES THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF BUYER SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, BUYER.  ALL PERSONS DEALING WITH BUYER IN ANY WAY SHALL LOOK ONLY TO THE ASSETS OF BUYER FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

(b)           No trustee, officer, shareholder, employee or agent of Seller shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, Seller.  All persons dealing with Seller in any way shall look only to the assets of Seller for the payment of any sum or the performance of any obligation.

Section 9.17          Survival.  All of the provisions of this Article 9 shall survive the Closing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Closing Date.

SELLER:	TELLABS OPERATIONS, INC.,
a Delaware corporation

	By:	/s/ Doug Bayerd
Name: Doug Bayerd
Its: Executive Vice President

BUYER:	SELECT INCOME REIT,
a Maryland real estate investment trust

	By:	/s/ David M. Blackman
Name: David M. Blackman
Its: President

PURCHASE AND SALE AGREEMENT

The following schedules and exhibits to this agreement have been omitted. The Company agrees to furnish supplementally copies of any of the omitted exhibits and schedules to the Securities and Exchange Commission upon request.

SCHEDULE 5.1(e)

Third Party Consents

SCHEDULE 5.1(f)

Leases

SCHEDULE 5.1(g)

Contracts

SCHEDULE 5.1(k)

Existing Insurance Policies

EXHIBIT A

Property Description

EXHIBIT B

Deed

EXHIBIT C

Assignment Agreement

EXHIBIT D

FIRPTA Certificate

EXHIBIT E

Lease Agreement

EXHIBIT F

Pro Forma Title Policy

EXHIBIT G

Escrow Agreement

EXHIBIT H

Coriant Guaranties

EXHIBIT I

Optical Holding Agreement

EXHIBIT J

Closing Statement